UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

TO THE STARS INC.

(Exact name of registrant as specified in its charter)

# To The Stars

*

## San Diego California

**Bringing you the future since 2015.**

Delaware	84-3854992
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

315 S. Coast Highway 101, Suite U38
Encinitas, CA	92024
(Address of principal executive offices)	(Zip Code)

(760) 266-5313

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “To The Stars” or “the Company” or “us” or “we” refers to To The Stars Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

You should particularly pay attention to the section “COVID-19” in “Management’s Discussion and Analysis.”

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ITEM 1. THE COMPANY’S BUSINESS

Overview

The Company, together with its subsidiary, is a globally diversified media and entertainment company that was established as a public benefit corporation in 2017. We strive to be a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. Our founders include a next-generation physicist, a career intelligence officer and an award-winning content creator and we specialize in creating, acquiring and commercializing entertainment intellectual property (“IP”) that is informed by the vast knowledge and experience of our own scientific advisory board.

The Company operates primarily through its wholly owned subsidiary, To The Stars Media Inc. (“TTSM”), an award-winning content producer, independent publisher and consumer branded-product creator with strong worldwide, direct-to-consumer distribution. TTSM licenses and develops original intellectual property that spans film, television, books , music and merchandise.

In February 2021, the Company announced a strategic reorganization that will allow it to build on the momentum of the businesses where we are seeing the highest success to accelerate growth in our entertainment initiatives. To achieve our goals, we have refocused our operations by scaling back initiatives in science and tech commercialization and are placing a greater emphasis on developing and producing content in film and TV. The Company intends to continue to support science and technology research and education as it relates to its public benefit mission with the help of its scientific advisory board.

As part of the strategic refocus, on March 24, 2021, the Company signed a co-production agreement with Cartel Pictures, a production, finance and distribution company owned and controlled in part by our director, Stan Spry. We expect this collaboration to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. Mr. Spry’s Cartel Pictures has produced over 125 feature films, television series and television movies over the last nine years and has sold and packaged hundreds more. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. See “Interest of Management and Others in Certain Transactions.”

On June 1, 2021, the Company entered into a merchandising agreement with My Products, LLC (“My Products”) (the “Merchandise Agreement”), wherein, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company to 27.5% from 25% as of June 1, 2021. See “Interest of Management and Other in Certain Transactions” for details.

On June 14, 2021, the Company appointed Stan Spry, the founder and CEO of Cartel Entertainment and Cartel Pictures, as a Director of the Company. See “Directors, Executive Officers and Significant Employees.”

On November 30, 2021, the Company amended its name from “To The Stars Academy Of Arts and Science Inc.,” to “To The Stars Inc.” in order to better reflect the Company’s focus on entertainment.

Our Mission

Our mission is to be a vehicle for change by inspiring a newfound appreciation and understanding of the profound, yet unresolved, mysteries of the universe that can have a positive impact on humanity. We are working to achieve our mission by combining the power and community of entertainment media with the knowledge and curiosities of our dedicated scientific advisory board. With the Company’s access to both credible and incredible information, we offer informed storytelling where the line between science and science fiction is often blurred.

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Principal Products and Services

Film & Television/Streaming Series

The Company produces and licenses original stories across a variety of genres from science fiction to comedy and formats, including scripted or animated. There are currently over 15 projects in full-length feature films and television or streaming series at various stages of development. TTSM’s percentage of ownership and participation will vary depending on if the project is self-funded, co-funded by our production partner Cartel Pictures or includes a third-party financier. Program development is directed by TTSM and carried out in collaboration with writers, producers and creative teams. For any piece of content there are numerous strategic distribution paths and revenue streams to exploit. The main sources include producer fees and revenue participation once profit is attained after monetizing through domestic box office, streaming (subscription video on demand, advertising-based video on demand, transactional video on demand), international distribution, resell and reuse fees, merchandising, sequels/prequels/remakes/spinoffs and library. The main expenses in film and television include production budget, interest, distribution fees, overhead, marketing, publicity and advertising.

In 2019 and 2020, the Company allowed its personnel to be key cast members in a two-season docuseries on A+E’s HISTORY titled ‘UNIDENTIFIED: Inside America’s UFO Investigation.’ The series included licensed footage from the Company’s film archive and met a prime objective of the Company’s public benefit purpose to bring education and awareness about scientific phenomena to the public. The series is based on the December 2017 New York Times front-page expose that was derived from the Company’s scientific board’s successful efforts to uncover the Pentagon’s mysterious UFO program, the Advanced Aerospace Threat Identification Program (“AATIP”) and official military evidence that unidentified aerial phenomena exist. The series featured an interview with former military intelligence official and former company employee, Luis Elizondo, who ran the program and former chairman of the scientific advisory board and Deputy Assistant Secretary of Defense for Intelligence, Chris Mellon. The controversial story was the focus of worldwide attention. Averaging over one million viewers per episode in the United States and with a Rotten Tomatoes score of 91% according to ShowbuzzDaily Top 150 Cable Originals and Network Finals ratings for its first season, the series was subsequently syndicated around the world and renewed for a second season.

Despite the countrywide shutdown during 2020, our personnel continued filming Season 2 of the docuseries on A+E’s History Channel, ‘UNIDENTIFIED: Inside America’s UFO Investigation’ under new health and safety protocols, including a reduced on-set crew and virtual interviews. The season debuted in July 2020 in the United States as planned. Although the series has not been renewed for a third season, the Company gained significant notoriety and traction in the industry and made significant strides in building relationships with top-tier talent that are eager to work on developing additional TTS intellectual property

Our media projects involving television and film were also able to continue production with virtual interview sessions, remote editing, virtual production tools, virtual promotional activities and limited on-set visits by key cast members during COVID-19.

In October 2020, the script for the feature film ‘Monsters of California’ was sold to MOCA LLC (“MOCA”), a single purpose LLC co-owned by our CEO’s company, My Films LLC (“My Films”), and our director Stan Spry’s company Cartel Pictures. The feature film is co-financed by My Films and Cartel Pictures. Once certain financial targets have been reached, TTSM receives a script fee and shares in backend participation of profits. The Company also aims to be the primary merchandiser once a distribution deal is reached. The film is currently in post-production and is looking at a 2022 theatrical and digital worldwide release.

On March 24, 2021, the Company officially signed a co-production agreement with Cartel Pictures to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. There are currently over 15 projects at various stages of development including scripted feature films, an animated full-length movie and unscripted series.

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Books

TTSM is an independent publisher with a retail distribution deal with Simon & Schuster. We sell our books directly and worldwide through our TTSM online store and digital ebook service providers Apple and Amazon. All other retail channels go through Simon & Schuster. Since 2015, TTS has published a variety of titles now owned under the TTSM brand. This includes the Sekret Machines fiction trilogy, Sekret Machines non-fiction trilogy, Poet Anderson trilogy, Poet Anderson comic books, Poet Anderson graphic novel, Strange Times: The Ghost and the Girl, the children’s picture books The Lonely Astronaut on Christmas Eve, Who Here Knows Who Took My Clothes, Strange Times: The Curse of Superstition Mountain. TTSM also published and has the option to turn into a movie or series Bob Lazar: Dreamland and the two books in the Cathedrals of Glass series. Many of these books serve as the foundation for development in movie and tv/streaming scripts. The third book in the Sekret Machines fiction series, the Sekret Machines non-fiction series and Poet Anderson Series are all currently at various stages of development while the Company assesses timing of release to cross-promote with potential film and tv/streaming releases.

Consumer-Branded Products and Retail

The Company sells its owned brands TTSM, Sekret Machines, Poet Anderson, The Lonely Astronaut on Christmas Eve-branded products directly to its consumers through its ToTheStars Media internet site. It also has the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell Angels & Airwaves and Tom DeLonge-branded merchandise. TTSM also has a licensing agreement to produce and distribute Box Car Racer vinyl.

From March 15, 2020 to June 4, 2020, we temporarily shut down our brick-n-mortar retail store located at our offices in Encinitas, California. All employees worked virtually and focused on online operations while we were not considered an essential business that could remain open throughout the pandemic period. After re-opening the store with limited hours while office employees stayed home, we assessed operations as our online business continued to grow. We strategically decided for efficiency and cost-savings, we no longer needed a physical location. On April 1, 2021, the Company mutually terminated its lease to its Encinitas office and retail location with the landlord. The Company then moved its warehouse to a more economical and state-of-the-art location, in Carlsbad, California that required no long-term lease. The space includes room for growth and we have already been able to take advantage of other opportunities the space affords, including sponsored live performances with Angels & Airwaves and live-streamed events with Virgin Galactic for make-a-wish.

In September 2021, TTSM partnered with BMG’s Rise Records and Angels & Airwaves to be the primary online retail distribution center for their new album ‘Lifeforms,’ including physical CD’s and vinyl records. The album subsequently reached #1 on the Billboard vinyl sales charts the week of release.

Significant consumer brand-related products released so far in 2021:

●	Angels & Airwaves ‘Lifeforms’ album and related merchandise

●	Reissued Box Car Racer self-titled vinyl

●	Axe Heaven x Tom DeLonge signature Box Car Racer Epiphone replica miniature

●	Sekret Machines Volume 1: Gods paperback edition

●	Boomer Talking Plush Toy

●	The Evolution Skateboard Series

●	To The Stars Record Players

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Significant consumer brand-related products released in 2020:

●	Axe Heaven x Tom DeLonge signature guitar miniature replicas. One of our highest performing product releases, we released two collectable, limited edition models in 2020 including the Fender Stratocaster and Gibson ES-333.

●	Angels & Airwaves ‘Rebel Girl’ and ‘Kiss and Tell’ were released on limited edition 7 inches and flexi disk.

●	New reissue of Angels & Airwaves’ 2014 The Dream Walker LP in limited edition White/Opaque Blue vinyl.

●	New reissue of Angels & Airwaves’ 2006 We Don’t Need to Whisper Acoustic EP in limited edition Cloudy Clear/Orange/Blue vinyl.

●	An assortment of Boomer-themed products based off Blink-182’s famous Boomer character in the First Date music video.

Significant consumer brand-related products in 2019:

●	‘Cathedrals of Glass’ Fiction Series, Book 2: Valkrys Wakes. Book 2 in the ‘Cathedrals of Glass’ fiction series published by TTSM under license was released in October 2019 as an advanced limited edition. In this book, teenagers fight for survival on an icy planet in this dystopian science fiction thriller from the New York Times bestselling author of Steeplejack A. J. Hartley.

●	‘Sekret Machines’ Non-Fiction Series, Book 2: Man: Sekret Machines Gods, Man, and War Volume 2. Book 2 in the ‘Sekret Machines’ non-fiction book series was released in October 2019. This book is the stunning continuation of an intensive study of UFO phenomena in which hard science, technology, and the human mind are explored as they relate to our world.

●

New music and U.S. tour by Angels & Airwaves. The activity surrounding the release of two new songs and a U.S. tour by the band brought high brand visibility and increased product sales in the retail store.

For details regarding our planned projects for the next 12 months, see “Plan of Operations” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Scientific Advisory Board

Our Company’s advisory team of distinguished scientists, academics and former US Government insiders that are able to leverage their expertise and connections to prestigious institutions and access credible information to help inform and inspire compelling original content. They also help us continue our public benefit initiative of education, awareness and support of scientific advancement and decoding some of the biggest mysteries in the universe. This includes, but is not limited to, public outreach through mainstream media about facts and exciting theories surrounding unidentified aerial phenomenon, in-depth academic discussions about scientific mysteries through our own podcast series and supporting advanced scientific research, engineering and academic initiatives that could benefit humanity.

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In December 2017, the Company made history by leveraging our team’s access to become the very first company to obtain official U.S. Government footage of unidentified aerial phenomenon that had gone through the declassification process and approved for public release. The footage was released with the launch of The VAULT (formerly the Community of Interest) where we gave access to information analyzed by our team of experts that educated viewers about the advanced technology depicted in the footage. We believe that this analysis by best-in-class experts helped to drastically change the conversation about UAPs from a fringe topic to a credible and serious subject matter attracting headlines from mainstream media outlets around the world, including the New York Times, Washington Post, POLITICO, ABC, NBC, Fox News, BBC, Scientific American, NPR and CNN. The US Navy and Pentagon further confirmed publicly the videos were real and depicted UAPs. This coverage brought high brand visibility, cemented the credibility of the Company as an educational institution and established us as an unrivaled leader in the field of unidentified aerial phenomena research. The information we shared on our site and within the annotated videos have been viewed over 28 million times on YouTube. Our team of experts were invited to give briefings to the U.S. Government and its highest levels of policy makers on Capitol Hill, as documented on our HISTORY docuseries ‘UNIDENTIFIED: Inside America’s UFO Investigation,’ and by the end of 2020 the Senate Select Committee on Intelligence had approved and enacted legislation to establish an official UAP Task Force that would report their findings to the public.

In 2020, after COVID-19 was declared a national emergency, we saw a significant standstill in the science and technology initiatives that were part of our now retired science and technology division. This includes Space-Time Metric Engineering, Beamed Energy Propulsion Launch Systems, SCOUT, VAULT and A.D.A.M., due to the U.S. Government shifting focus and priorities as well as laboratories being closed down.

In an effort to adapt to a new global landscape that presents new challenges and opportunities, in February 2021, the Company announced a strategic reorganization that will allow it to build on the momentum of the businesses where we are seeing the highest success to accelerate growth in our entertainment initiatives. To achieve our goals, we refocused our operations by scaling back initiatives in science and tech commercialization and are placing a greater emphasis on developing and producing content in film and TV. The Company intends to continue to support science and technology research and education as it relates to its public benefit mission with the help of its scientific advisory board.

The A.D.A.M. Research Project:

In July 2018, the Company launched the A.D.A.M. Research Project, an academic study focused on exotic materials for technology innovation. A.D.A.M. is an acronym for the Acquisition and Data Analysis of Materials. Within one year this division acquired a collection of material samples reported to come from advanced vehicles of unknown origin from all over the world. In July 2019, we purchased multiple pieces of metamaterials and an archive of initial analysis and research for materials whose structure and composition were not from any known existing military or commercial application. The ownership of these assets would allow rigorous scientific evaluations to determine their function and possible technology applications. In 2020, the Company continued its work in this area as it relates our Collaborative R&D Agreement with the U.S. Army, although research was slowed due to laboratories and the government being closed because of the pandemic. In 2021, as we shift to an entertainment focus, we are assessing the future of this program in so far as it relates to our future work with the U.S. Army and our public benefit mission.

U.S. Army Collaborative Research and Development Agreement

Throughout 2019, we continued to have direct meetings with industry and U.S. Government contacts that resulted in the expansion of our research and development initiatives. Subsequently, we entered into a Collaborative Research and Development Agreement with the U.S. Army’s Combat Capabilities Development Command (“USACCDC”) to advance developments in material science, space-time metric engineering, quantum physics, beamed energy propulsion and active camouflage. In January 2020, the Company hosted several lead principals from the U.S. Army at our headquarters to kick-off our partnership and began the exchange of proprietary information, metamaterials, facility setup and remote communication. Currently, the USACCDC is conducting testing on the anomalous materials that we provided to them in order to determine the possible uses in a military or civilian environment.

Public Benefit Corporation

We operate in a manner that balances the stockholders’ pecuniary interests, the best interests of those materially affected by the Company’s conduct, and the public benefits identified in the Company’s certificate of incorporation. Highlights included: publishing mission-specific educational materials to the public through social media and mainstream media outreach, supporting the Center of Innovation at the Boys & Girls Club of Oceanside through helping to formulate their STREAM lab curriculum; working with MusicCorps by donating time to help establish its San Diego headquarters and bringing music and artwork together to raise funds for its music therapy program for veterans; in-store donations and fundraising for Freedom Station, monetary donations and volunteering to help Feeding America San Diego.

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We have consistently expanded initiatives that advance the understanding of human knowledge about scientific phenomena while educating and informing the public. This includes educating policymakers in the U.S. Government, including our work to inform high-level decision making in the Department of Defense that may lead to the Navy issuing official guidelines for reporting UAPs. This is the first step for better reporting, better data and better research for the future of understanding the phenomenon. Our continued efforts to gain awareness and credibility for UAP research was validated by the official release in April 2020 from the Pentagon of three videos previously released by us that received over 28 million views. The Pentagon also officially confirmed the videos were factually considered Unidentified Aerial Phenomenon for the very first time. We then embarked on a press tour to engage the public and commend the Department of Defense and hope that they continue educating the public to better understand these phenomena. The Unidentified Aerial Phenomena Task Force was also subsequently approved in August 2021, by Deputy Secretary of Defense David Norquist as part of the Department of Defense 2021 Defense Authorization Act.

In 2020, we launched the TTSA Talks program to bring awareness and education to its mission by publishing conversations and interactive question and answer sessions with experts and other stakeholders. The program commenced in May 2020 with former Deputy Assistant Secretary of Defense for Intelligence and TTSA Advisor at the time, Chris Mellon, engaging in a live Q&A session on Twitter to answer people’s questions. In 2020, the TTSA Talks Podcast spent over four months at the top of the New Science Podcasts on Apple and as of April 2021 has a 4.8-star rating from over two hundred reviewers. The plan is to follow-up with a regular podcast series with continued in-depth interviews and discussions in late 2021. The podcasts can still be viewed on the Apple Podcasts website or app.

The Company also deployed its experts during the year to engage and mentor students at the Embry Riddle Aeronautical University (ERAU) via videoconferencing about their education and perspectives on aerospace careers. In addition, we sponsored a pre-college student discovery program that includes traditional in-school and after-school programs, clubs and one-on-one settings for all ages. The STEM + program provides science-based hands-on engineering level training to anyone that desires to learn more in about robotics and aerospace. We are excited to partner with Virgin Galactic in 2020 to grant the wish of a 6-year-old boy who wished to be an astronaut by producing a large-scale live event exclusively for him that included a live virtually guided tour of the Virgin Galactic Spaceport America in New Mexico, a virtual meet-n-greet with their resident astronauts and a virtual ride in their spaceship simulator.

Market

Globally, according to PricewaterhouseCoopers’s 2020-2024 Global Entertainment and Media Outlook perspectives report, entertainment and media revenues are expected to rise from $2 trillion in 2020 to $2.5 trillion in 2024 after a brief contraction of 5.6% in 2020 due to COVID-19.

COVID-19 accelerated digital disruptions as consumers took control of their media consumption in a market of increasingly expanding choices. Customers are creating their own media bundles for direct access to endless content and consuming more content and experiences at home and online. In prior years, entertainment and media spending was considered discretionary, but in the current digital environment many are seeing their subscriptions more as a utility and therefor it is not as impacted by macroeconomic forces and able to withstand contracting economies.

●	Video: Subscription video on demand (SVOD) is forecasted to surge and reach twice that of the box office in 2024. Global spending on TV content climbs throughout the forecast period with a significant increase in the SVOD market, which is projected to grow at a compound annual growth rate of 14.5% to US $75.1bn by 2024.

●	Books: In the US, revenue growth in print and audio is ahead of ebooks. Prior to COVID-19, physical bookstores, particularly independent shops, were experiencing growth in the UK and US, however many were forced to close temporarily or permanently during COVID-19 restrictions.

●	Cinema: Box-office revenue in the US decreased four-fifths year on year in 2020 to US $2.1bn. In March 2021, a year on from the start of the pandemic, 23% of all US cinemas were still closed. As such, box-office revenue is set to recover at a 37.3% CAGR over the forecast period. By 2025, it will be $10.4bn, down 2.6% from 2019 as many screens are forced to close and major Hollywood releases are delayed. US studios are changing how they reach customers through streaming services and future films will reach big numbers of viewers through streaming platforms.

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Brand Visibility

Our Company has a high brand visibility due to our strong social networking strategies and followers. Our combined social media followings including for Tom DeLonge, Angels & Airwaves, To the Stars, and other original brands as of February 24, 2022, are as follows:

●	Facebook – 1,689,000
●	Twitter – 934,700
●	Instagram – 1,327,300
●	YouTube – 361,600

Competition

The Company’s media and entertainment business competes with all forms of entertainment. A significant number of companies produce and/or distribute theatrical and television films and exploit products in the home entertainment market. We also compete to obtain creative and performing talent, story properties and advertiser support that are essential to our success. The success of entertainment operations is heavily dependent upon public taste and preferences. In addition, operating results fluctuate due to the timing and performance of releases in the theatrical, home entertainment and television markets. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods.

The Company’s internet websites and digital products compete with other websites and entertainment products. The licensing and retail business compete with other licensors, retailers and publishers of character, brand and celebrity names, as well as other licensors, publishers and developers of online video content, internet websites, other types of home entertainment and retailers of consumer-branded merchandise. The licensing, retail and wholesale businesses are influenced by seasonal consumer purchasing behavior, which generally results in higher revenues during the Company’s fourth quarter, and by the timing and performance of theatrical releases and programming broadcasts. Revenues fluctuate based on the timing of releases and performance of our digital media content, viewership levels and digital platforms, and the demand for content.

TTS competes for consumer discretionary spending on entertainment and media products and services. Many companies operate in entertainment media in the wider sense. Examples include:

●	Marvel. Marvel is a wholly owned subsidiary of The Walt Disney Company and has a library of over 8,000 characters featured in a variety of media. Marvel utilizes its character franchises in entertainment, licensing and publishing.

●	DC Comics. DC Comics is a subsidiary of Warner Bros. Entertainment, a division of Time Warner, and is one of the largest and oldest American comic book companies and produces multi-media material featuring its comic book characters.

●	LucasFilm. LucasFilm (acquired by The Walt Disney Company in 2012) is among the world’s leading entertainment service companies and a pioneer in visual effects and sound across multiple mediums.

As with the above-listed competitors, our entertainment media has a loyal fan base that is invested in its branded franchises, while our competitors have a longer history and superior resources that may be put to use to offer lower prices, even to uneconomic levels that the Company cannot match.

Employees

As of April 30, 2022, we have six employees all of whom are employed in TTSM, and some of our employees provide services to both TTSM and the rest of the Company.

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Intellectual Property

We continue to evaluate appropriate intellectual property protection for its commercial branding. We filed a trademark application for the word mark ‘To The Stars Academy of Arts and Science’, Serial No. 87721197 and received a Notification of Allowance from the U.S. Patent and Trademark Office on January 29, 2019. For protection of intellectual property rights associated with its project initiatives, we have not filed for any patents, copyrights, or other trademarks but plans to do so when appropriate.

TTSM has an established trademark and copyright portfolio for its brands and regularly consults with intellectual property counsel to protect that portfolio. TTS also relies on content, logos, and designs related to our brands, as seen on our website, www.tothestars.media.

TTS is aware of a current trademark rights-holder, ‘Strange Music’, that has in the past filed oppositions to TTS’s class 9 and 25 trademark applications for the ‘Strange Times’ mark. TTS has abandoned those applications.

TTSM executed a co-existence agreement with Gildan Apparel, trademark rights-holder of certain ‘Secret’ word marks in Canada in relation to TTS’s ‘Sekret Machines’ mark.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Management of TTS is not aware of any other pending or threatened legal actions relating to its intellectual property, conduct of its business activities or otherwise.

THE COMPANY’S PROPERTY

The Company currently has no significant property.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company’s primary focus of business is through our subsidiary To The Stars Media Inc. TTSM creates and licenses original content across a variety of media platforms including music, books, movies and television. TTS also manufactures brand-related novelty merchandise, sold direct to consumers primarily through its own e-commerce channel. Existing products may be found at www.tothestars.media. As announced in February 2021, the Company has focused away from its original science and technology commercialization initiatives and instead is concentrated on original entertainment content informed by its scientific advisory board. The board will also help the Company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. We measure performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recognized from our in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization.

RESULTS OF OPERATIONS

Results for the Years Ended December 31, 2021 and 2020

Our revenues for the year ended December 31, 2021 (“FYE 2021”), were $1,617,512 compared to $1,499,438 for the year ended December 31, 2020 (“FYE 2020”), an 8% increase. The 2021 increase in net revenues was primarily attributable to higher direct-to-consumer sales on the Company’s own e-commerce platform, due to increased new and/or limited-edition product releases during FYE 2021 as compared to FYE 2020, coupled with investments in digital advertising and hiring a social media marketing agency. The Company’s e-commerce platform includes a full assortment of the Company’s branded digital products and physical merchandise.

During FYE 2021, book, music and merchandise sales accounted for7%, 8% and 75% of the Company’s revenues, respectively. TTS has a strong existing retail customer base with a returning customer rate of 42.81% as FYE 2021. We are able to nimbly respond to demand for various products that we can sell directly via our own distribution channels. In FYE 2021, over 90% of the Company’s revenues were derived from its online operations.

Cost of revenues includes merchandise costs, shipping costs, artist royalties and consulting and content costs which do not meet the criteria for capitalization. Cost of revenues in FYE 2021 was $867,379, a 10% increase from $785,315 in FYE 2020. The increase in cost of revenues during FYE 2021 was directly attributable to the higher revenues realized by the Company during FYE 2021, with an accompanying stability in gross margins of 46% in FYE 2021 as compared to 48% in FYE 2020. The slight decrease in gross margins in FYE 2021 was the result of a change in the product mix.

The Company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization. Operating expenses in FYE 2021 declined to $1,331,529 from $4,649,744 in FYE 2020, or 71%. The decrease in operating expenses was due to a reduction in stock-based compensation to $403,393 in FYE 2021 compared to $3,190,209 in FYE 2020. These amounts relate to compensation given as stock-based awards, including stock options and restricted stock grants, and are measured at fair value on the date of grant and recognized over the associated vesting periods. Without the stock-based compensation expense, our operating expenses in FYE 2021 and FYE 2020 amounted to $928,136 and $1,459,535, respectively, a 36% decrease. The primary components of this decrease were:

●	A $254,780 (or 40%) decrease in sales and marketing expenses due primarily due to reduced wages;

●	A $71,904 (or 13%) decrease in general and administrative expenses due to lower facility and payroll costs; and

●	A $72,854 (or 59%) decrease in depreciation and amortization expense due to lease termination.

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The Company also reduced interest expense in FYE 2021 to $4,084 from $133,680 in FYE 2020. This decrease was due the termination of a number of agreements under which the Company incurred debt. The Company and its CEO entered into an Amendment to the Binding Term Sheet that involved terminating our services agreement with our CEO and capital contributions from the CEO through June 30, 2021 of $941,964 in which he received 784,970 shares of Common Stock. In connection with this agreement, additional advances totaling $392,200 made by Mr. DeLonge to the Company through December 31, 2021 were also converted to 326,834 shares of Class A common stock at the price per share of $1.20. We also terminated the Consulting Agreement with Vivaris under which we owed J. Christopher Mizer $170,000. This debt was extinguished for a payment of $40,000 cash and the issuance of 108,333 shares of Common Stock. For details see “Interest of Management and Others in Certain Transactions.”

As a result of the foregoing factors, the Company’s net loss from operations was $581,396 in FYE 2021 compared to $3,935,621 in FYE 2020. The majority of these losses were due to stock-based compensation expense (See Note 6 of the Audited Financial Statements). Like many early-stage companies, the Company has compensated certain people in stock as opposed to cash.

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company’s music products and then remits the monies collected to the Company. These revenues represent approximately 4% and 10% of total revenues for FYE 2021 and 2020, respectively. Accounts receivable from this third-party represented 0% and 43% of accounts receivable for FYE 2021 and 2020, respectively. The loss of this third-party provider would not have a material impact on the Company’s consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our ongoing costs. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At FYE 2021, the Company had total current assets of $361,650. Current assets consisted primarily of $102,668 in cash, $92,083 in accounts receivable, $102,787 in inventory, $20,401 in prepaid author royalties, and $43,711 in other current assets primarily consisting of prepaid insurance.

At FYE 2021, the Company had total current liabilities of $241,917. Current liabilities consisted primarily of accounts payable, current credit card activity, accrued payroll and insurance expenditures.

At FYE 2021, we had positive working capital of $119,733 compared with working capital deficit of $238,195 as at FYE 2020.

The Company’s CEO provided advances of $607,121 during 2021 that were converted to shares of Class A common stock at $1.20 a share in connection with the June 1, 2021 Amendment to the Binding Term Sheet. On March 8, 2022, the Company sold a convertible note to the CEO for consideration of $250,000. For details see “Interest of Management and Others in Certain Transactions.” If our offering is not successful, there is no guarantee that our CEO will continue to provide capital to our Company.

Operating Activities

Cash used in operating activities was $(307,928) for FYE 2021, compared to cash used in operating activities of $(477,216) for FYE 2020. The decrease in cash used in operating activities was primarily due to improved net income net of stock based compensation and loss on sale of fixed assets during FYE 2021.

Investing Activities

Cash used in investing activities was $(109,700) in FYE 2021 related to our investments in joint ventures.

Financing Activities

Cash provided by financing activities increased to $472,963 for FYE 2021, from $441,600 for FYE 2020. During FYE 2021, our financing activities were primarily related to repayments on short-term loans and advances made to the Company by related parties and proceeds from a related party revolving line of credit, borrowings and advances.

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Regulation A Offerings

Offering from July 12, 2019 to July 12, 2020, the Company had a second offering pursuant to Regulation A to raise additional capital to fund ongoing operations. The Company sold a total of 161,762 shares of Class A Common Stock in this offering at $5 per share and raised a total of $808,810 before deducting any selling agent fees and estimated offering expenses. The Company’s third Regulation A offering (“Third Offering”) for up to $30,000,000 was qualified by the SEC on September 18, 2020. By December 18, 2020, the Company had raised approximately $113,500 under this offering, receiving proceeds, net of offering costs of approximately $93,000 during 2020. The Company ceased to actively market the Third Offering on December 18, 2020, while taking time to review operations and focus of the Company. The offering terminated in September 2021. The Company’s Regulation A offering was qualified on March 31, 2022.

Indebtedness

Debt with Related Party

Collectively, monies due to Mr. DeLonge under related party transactions totaled $727,043 as of December 31, 2021 and $727,043 as of December 31, 2020. In June 2021 these liabilities, including $517,435 balance of the Line of Credit plus $52,363.84 in LOC interest with $372,165 in personal advances, which included paying off credit card balances of $157,244, from Mr. DeLonge were paid off and converted to 784,970 shares of Class A common stock.. Additional advances of $607,121 made by Mr. DeLonge during 2021 were converted to shares of Class A common stock

Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Other Debt Instruments

On April 15, 2020, the Company received loan proceeds in the amount of $96,600, pursuant to the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act’) enacted March 27, 2020. The PPP loan was forgiven on June 4, 2021.

Conversion Note Purchased by Our CEO

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A Common Stock for $250,000 consideration. The note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 208,333 shares of Class A Common Stock. See “Risk Factors – We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives.” See also Exhibit 6.25 filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Trend Information

In February 2021, the Company announced a strategic reorganization that will allow it to build on the momentum of the businesses where we are seeing the highest success to accelerate growth in our entertainment initiatives. To achieve our goals, we have refocused our operations by scaling back initiatives in science and tech commercialization and are placing a greater emphasis on developing and producing content in film and TV. The Company intends to continue to support science and technology research and education as it relates to its public benefit mission with the help of its scientific advisory board.

As part of the strategic refocus, on March 24, 2021, the Company signed a co-production agreement with Cartel Pictures to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. See “Interest of Management and Others in Certain Transactions.”

The Company is currently evaluating different funding mechanisms, including additional corporate structuring, to accelerate progress, scale and expand, including institutional monies, foundations, private equity and angel investment.

The novel coronavirus (or COVID-19), and the emergence of new strains of the virus, has created and is expected to continue to create economic and social uncertainty throughout the world, even as countries begin vaccine rollout. The ultimate impact of COVID-19 is difficult to predict, but it is possible that such outbreak could have an enduring and materially adverse impact on global, national and local economies and supply chains. In particular, disruptions to commercial activity relating to the imposition of quarantines and travel restrictions, or failures to contain the virus despite these measures along with the vaccine or the reduced government focus on scientific endeavors related to our mission, could materially and adversely impact the Company, both in the near-and long-term.

To date, COVID-19 has not affected the Company’s ability to source materials or products for its operations. Consequently, we have not made changes to our planned projects described above, but this could change depending on the extent and duration of the pandemic. However, the situation around COVID-19 and related market behavior could change and we may need to make some adjustments to our plans.

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We have entered into a consulting agreement with Exchange Listing, LLC (“Exchange Listing”), under which Exchange Listing will provide advisory and capital market services with the goal of enabling the Company to list its securities on the Nasdaq or NYSE (the “Advisory Agreement”). The Advisory Agreement compensates Exchange Listing, in part, with the sale of the Company’s Class A Common Stock in an amount equivalent to 255,654 shares, or 2% of the outstanding shares, for par value price of $0.001 per share, for a total purchase price of $256.00. The Advisory Agreement includes an anti-dilution provision in the form of a gross up feature such that effectively for every 100 shares sold in this Offering, the consultant will receive 2 shares for no additional consideration. Further, this gross-up feature applies to the exercise of stock options and shares sold in any offering. Additionally, the agreement entails a right of participation such that the Company is required to offer the consultant the option to purchase 25% of the total amount of the Company’s Class A Common Stock on the same terms and conditions being offered in a public offering financing, which excludes private and exempt offerings. In the event the Company’s securities are not listed on Nasdaq or the NYSE by January 19, 2024 all Class A Common Stock will be returned to the Company.

The consultant also has warrants to purchase 250,000 shares of the Company’s Class A Common Stock at an exercise price of $2.00 per share for a period of five years.

The Advisory Agreement will terminate upon the Company’s securities being listed for trading on Nasdaq or NYSE, or unless the parties otherwise extend or terminate the agreement.

Although we are looking for opportunities to become a public company, there is no guarantee that this will happen. See, “Risk Factors – There is no current market for any of the Company’s shares of stock” and “Risk Factors – Your Ownership in the Company Will Be Diluted.” For details about the Advisory Agreement, see Exhibits 6.21, 6.22, and 6.23 to the Offering Statement of which this Offering Circular forms a part.

ITEM 3. DIRECTORS AND OFFICERS

As of April 30, 2022, the Company’s executive officers, directors, and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Officers*:
Thomas DeLonge	President, Interim Chief Executive Officer	46	Appointed to indefinite term of office. May 25, 2017	Full-time
James Semivan	Vice President Operations	69	Appointed to indefinite term of office. May 25, 2017	Contractor
Louis Tommasino	Treasurer Chief Financial Officer	59	Appointed to indefinite term of office. May 25, 2017	Contractor
Kari DeLonge	Chief Content Officer, President of TTSM	40	Appointed to indefinite term of office. August 9, 2017	Full-time
Lisa Clifford	Secretary	54	Appointed to indefinite term of office. May 25, 2017	Full-time
Directors:
Thomas DeLonge	Director	46	Appointed to indefinite term of office. March 14, 2017
James Semivan	Director	69	Appointed to indefinite term of office. March 14, 2017
Stan Spry	Director	45	Appointed to indefinite term of office. June 14, 2021
J. Christopher Mizer	Director	55	Appointed to Indefinite term of office. May 14, 2019

*We anticipate hiring as necessary to grow the business. In particular, we are looking for a Chief Executive Officer at the Company to take over from Tom DeLonge.

We are organized as a Delaware public benefit corporation. Under Section 365 of the DGCL, the Board of Directors is required to manage or direct the business and affairs of the Company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the Company’s conduct, and the specific public benefit or public benefits identified in our certificate of incorporation. A director does not have any duty to any person on account of any interest of such person in the public benefit or public benefits identified in the certificate of incorporation or on account of any interest materially affected by the Company’s conduct and, with respect to a decision implicating the balance requirement discussed above, will be deemed to satisfy the director’s fiduciary duties to stockholders and the Company if the director’s decision is both informed and disinterested and not such that no person of ordinary, sound judgment would approve. Our Amended and Restated Certificate of Incorporation includes a provision that any disinterested failure to satisfy DGCL §365 shall not, for the purposes of Sections 102(b)(7) or 145 of the DGCL, or for the purposes of any use of the term “good faith” in the Certificate of Incorporation or the Bylaws of the Company in regard to the indemnification or advancement of expenses of officers, Directors, employees and agents, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

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Thomas DeLonge – Founder, Chairman of the Board and Interim Chief Executive Officer

Thomas DeLonge is the founder, Chairman of the Board and interim CEO of the Company. His award-winning entertainment career spans over two decades with music sales of over 25 million records worldwide with the bands he co-founded, Blink182 and Angels & Airwaves. Since 2011 at TTS., Mr. DeLonge has co-authored and published multiple chart-topping books, written and directed both live action and animated films as well as created various multimedia franchises that have expanded into successful merchandise brands. Prior to forming the Company, Mr. DeLonge co-founded Really Likeable People, Inc. (“RLP”), the parent company of multiple international consumer lifestyle brands and the technology platform, Modlife, Inc., which formed in 2007 and empowered artists with digital content monetization tools. Mr. DeLonge has been recognized for his creative endeavors across music, books, and film including awards for Best Group Video at the 2000 MTV Video Music Awards, 2011 Best Director at Athens International Film Festival, 2014 Best Animated Short Film at the Toronto International Short Film Festival, 2016 Best Teen Fiction by the Benjamin Franklin IPBA Book Awards, and 2017’s UFO Researcher Of The Year awarded by The OpenMinds.tv.

James Semivan – Founder, Vice President Operations, Director

James Semivan is a co-founder and Vice President Operations of the Company. Prior to joining us in 2017, Mr. Semivan was, and still is, the owner of a consulting firm called JimSem1, Inc. (formerly JimSem1, LLC), which he founded in 2007 after retiring from the Central Intelligence Agency that year. Since his retirement, Mr. Semivan has been primarily working for JimSem1, where he has been consulting with the Intelligence Community (IC) on a variety of classified topics that include IC Leadership training, CIA Tradecraft training and IC programs for countering weapons of mass destruction. Mr. Semivan retired from the Central Intelligence Agency’s Directorate of Operations after 25 years working as an operations officer both overseas and domestically. He was a member of the CIA’s Senior Intelligence Service. Mr. Semivan has a BS and a BA degree from The Ohio State University and a MA in English Literature from San Francisco State University.

J. Christopher Mizer – Director

J. Christopher Mizer currently serves on our Board of Directors. He has held this position since May 14, 2019. He is the current co-founder of Vivaris Capital and has held such position since Vivaris Capital was established in June of 1998. Vivaris Capital invests in and acquires middle-market businesses in a broad range of industries that are leaders in their market niches. Mr. Mizer serves as the chairman of each of the portfolio companies that Vivaris Capital invests in and guides key strategic decisions and their execution. He began his career as a research assistant with The Center for Economic Issues, a think-tank focused on economic development. Mr. Mizer has taught business strategy, finance and entrepreneurship at the graduate level at Case Western Reserve University, John Carroll University, and the University of California, San Diego and at the undergraduate level at San Diego State University. He earned a B.S. (biology, applied math), B.A. (economics), M.S. degrees (biology - neurogenetics), and MBA (finance, accounting) degrees from Case Western Reserve University.

Louis Tommasino – Treasurer, Chief Financial Officer

Louis Tommasino is our Treasurer and Chief Financial Officer, working with the Company’s subsidiary TTS since 2015 and with its former parent company, RLP, since 2004. He is also the owner of Louis Tommasino CPA & Associates, a firm providing tax services, auditing and financial consulting, including business planning and management services to his clients. Since 1996, he has grown his practice to nine employees with over 500 clients in various industries, including entertainment and bio-tech. He also works with non-profit organizations, trusts, estates, and individuals. He has worked with several small and start-up companies in Arizona and California. He is a member of the American Institute of Certified Public Accountants, the California Society of CPAs, and the Commonwealth Financial Network of Massachusetts. Mr. Tommasino graduated with a Bachelor of Science in Business Administration from Arizona State University and holds a CPA license both in the states of Arizona and California.

Kari DeLonge – Chief Content Officer, President of To The Stars Media Inc.

Kari DeLonge is the Chief Content Officer for the Company and the President of the Company’s subsidiary To The Stars Media Inc. She served as Chief Marketing and Product Officer of company subsidiary TTS since its inception in 2011, overseeing worldwide media launches including Billboard Top 200 albums, critically acclaimed independent films and award-winning books. Prior to TTS, she served as Product Manager at a technology platform, Modlife, Inc., where she was in charge of content monetization, merchandise manufacturing and distribution, e-commerce as well as multi-channel marketing for major music acts on the platform. Starting in 2000, she served for seven years as Global Marketing Director for consumer lifestyle brands Atticus Clothing and Macbeth Footwear. She holds a BA degree in Accounting and a BBA degree in business and marketing, graduating magna cum laude from the University of San Diego. Ms. DeLonge and Mr. DeLonge are siblings.

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Lisa Clifford – Secretary

Lisa Clifford is the Secretary of the Company, the Secretary for the Company’s subsidiary TTS and also serves as the Executive Assistant to Tom DeLonge. She has spent her career in entertainment, media and merchandising. Ms. Clifford has served as Mr. DeLonge’s Executive Assistant for the past 14 years, not only managing Mr. DeLonge’s day-to-day schedule of press and meetings, but also his recording and touring schedules. She is also responsible for coordinating projects and events for TTS. Prior to joining TTS, Ms. Clifford performed similar roles at RLP. Ms. Clifford holds a B.A. degree in advertising from California State University, Fullerton.

Stan Spry – Director

Stan Spry has been the Founding Partner and CEO of the Cartel (Cartel Entertainment, Cartel Pictures, Cartel Studios International and Cartel Enterprises) since December 18, 2009. Mr. Spry is a Producer and Literary Manager and represents top tier writers, directors, producers, show runners, and production companies for feature films, television, and new media. Mr. Spry has produced over 125 feature films, television series and television movies over the last nine years and has sold and packaged hundreds more. Mr. Spry has been responsible for developing, producing, selling and/or overseeing approximately $250,000,000 in production. Mr. Spry interfaces with, and does deals with, every studio, network, distribution company and agency in Hollywood. Some of his most well-known projects include the hit series’ Creepshow for AMC, Day of the Dead for Syfy, Twelve Forever for Netflix and feature films like Jeepers Creepers 3, Guns Girls and Gambling and Toys of Terror.

Advisory Board

The Company’s Advisory Board consists of accomplished scientists, researchers, inventors, and former intelligence and governmental officials with a proven track record of success in their respective fields. The Advisory Board is composed of, Dr. Adele Gilpin, Dr. Norman Kahn, Joe Schurman, Dr. Paul Rapp, Chris Herndon, and Dr. Harold E. Puthoff.

Dr. Adele Gilpin

Dr. Adele Gilpin is a scientist with biomedical academic and research experience as well as an active, licensed, attorney. She served on the faculty at the Johns Hopkins Bloomberg School of Public Health, the University of Maryland School of Medicine, and the Medical College of Pennsylvania. She has taught biostatistics, epidemiology, and the design and conduct of clinical trials. Dr. Gilpin led an international team of scientists and physicians in designing and implementing two multi-project programs that were together awarded $10 million by NIH and has designed and conducted multiple clinical trials. Her regulatory law practice focuses on FDA regulated products such as medical devices and pharmaceuticals, and on research law. Since the program’s inception in 2007, Dr. Gilpin has collaborated with the DOD’s Traumatic Injury Research Program at the Uniformed Services University of the Health Sciences. She was awarded the E. Randolph William award for exceptional pro bono service in both 2009 and 2011. She received BA, MA and PhD degrees from Temple University (psychology; quantitative psychology) and a JD from Georgetown University Law Center (cum laude).

Dr. Norman Kahn

Dr. Norman Kahn currently is a consultant on national security matters for the U. S. Government, with a focus on preventing the use of biological weapons of mass destruction/disruption. Dr. Kahn had over a 30-year career with the Central Intelligence Agency, culminating in his development and direction of the Intelligence Community’s Counter-Biological Weapons Program. Dr. Kahn is the recipient of the Agency’s Distinguished Career Intelligence Medal and the Director of National Intelligence’s National Intelligence Distinguished Service Medal. Dr. Kahn has a B.S. degree in biology from the City College of New York and a Ph.D. in oceanography from the University of Rhode Island.

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Joe Schurman

Joe Schurman is a member of the Company’s Advisory Board. He provides thought leadership within the field of Cloud Native Product Engineering Services focused on artificial intelligence to process and analyze data through machine learning, cognitive services, and intelligent analytics services. He also advises the Company’s research and development initiatives focused on new digital products. He has over 25 years of experience in the information technology industry with organizations that include PricewaterhouseCoopers (“PwC”), Slalom, Microsoft Research, Accenture, IBM and HP. He has experience in research and development, strategy, product engineering, and technology advisory for industry-leading, global, and public sector organizations. Joe is a published author, global speaker and thought leader in areas that include artificial intelligence, communications and cloud computing. Joe is currently a Partner at PwC, a global consultancy and digital solutions provider, where he leads Cloud Product Engineering Services within the Health Industry Advisory organization providing consultation to leading healthcare providers, pharmaceutical, life sciences, and payor organizations focused on genomics and rare disease research, patient experience/consumerism solutions and public cloud enablement. Within the U.S. public sector, Joe has provided software engineering services for several agencies, including NASA, White Sands Missile Testing Facility and Johnson Space Center.

Dr. Paul Rapp

Dr. Paul Rapp is a Professor of Military and Emergency Medicine at the Uniformed Services University and Director of the Traumatic Injury Research Program. He also holds a secondary appointment as a Professor of Medical and Clinical Psychology. He is a past editor of Physica and has served on the editorial boards of the International Journal of Bifurcation and Chaos, Chaos and Complexity Letters, and Cognitive Neurodynamics. Past honors include a Certificate of Commendation from the Central Intelligence Agency for “significant contributions to the mission of the Office of Research and Development.” Dr. Rapp attended the University of Illinois and received bachelor’s degrees in Physiology (minor in Chemistry, Summa cum Laude) and Engineering Physics (Summa cum Laude). He received his Ph.D. from Cambridge University, working under the supervision of Professor Sir James Lighthill in the Department of Applied Mathematics and Theoretical Physics.

Chris Herndon

Chris Herndon is a C-level executive and entrepreneur and currently serves as Chief Operating Officer of TechCentrics, Inc. Previously, he served for more than twenty years in the federal government, most recently as Deputy Assistant to the President and the Director of White House Information Technology. Prior to his position at the White House, Chris held C-Level and senior IT leadership positions with some of Washington DC area’s most respected government systems integrators, including Client Executive for CSRA, Chief Technology Officer for SRA International, Managing Director for MorganFranklin Corp., and COO/Co-Founder of TechCentrics, Inc. He began his career in telecommunications as a Department of the Navy civilian, where he supported organizations such as the National Reconnaissance Office, Office of Naval Research, Office of the Secretary of Defense, and the White House Communications Agency. He holds a B.S. in electrical engineering from the University of Maryland.

Harold E. Puthoff

Dr. Harold E. Puthoff is a co-founder of the Company, and recently left his position on the Company’s board of directors to serve on our Advisory Board. Prior to joining us in in 2017, Dr. Puthoff was, and still is, President and CEO of EarthTech International, Inc. (ETI), and Director of the Institute for Advanced Studies at Austin (IASA), positions he has held since 1985. In those positions, he has published numerous papers on electron-beam devices, lasers and space propulsion and has patents issued in the laser, communications, and energy fields. Dr. Puthoff’s professional background spans more than five decades of research at General Electric, Sperry, the National Security Agency, Stanford University, SRI International, and, since 1985, as President of ETI and Director IASA. Dr. Puthoff regularly serves various corporations, foundations, NASA, and other government organizations as advisor on leading-edge technologies and future technology trends. He earned his Ph.D. from Stanford University in 1967.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For the fiscal year ended December 31, 2021, we compensated our three highest paid executive officers and directors on a consolidated basis as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Kari DeLonge	Chief Content Officer, President of TTSM	$106,000	$	*	$106,000
Lisa Clifford	Secretary	$75,600	$	**	$75,600
Stan Spry	Director			300,000	***

* Ms. DeLonge has not received any new stock options in 2021. Currently, she holds 785,240 fully vested stock options that have an exercise price of $0.003 per share, and expire on June 6, 2027.

** Ms. Clifford has not received any new stock options in 2021. She has 1,750 stock options that fully vest April 25, 2022, with an exercise price of $0.003 per share, and expire on April 25, 2029.

*** As part of his Independent Director’s Agreement, Mr. Spry received non-qualified stock options to purchase 300,000 shares of the Company’s Class A Common Stock subject to the Company’s Second Amended and Restated Equity Incentive Plan (see below). The stock options vest over three years, have an exercise price of $1.20 per share, and expire December 23, 2031. He is also eligible to receive non-qualified stock options to purchase 150,000 shares of Class A Common Stock at the sole discretion of the Board of Directors, which terms and exercise price will be set at the time of grant.

For the fiscal year ended December 31, 2021, J. Christopher Mizer was paid $30,000 in director’s fees. As described above, Mr. Spry received 300,000 stock options as compensation pursuant to his Independent Director’s Agreement. The other two directors were not compensated for their services as directors in 2021.

Second Amended and Restated Equity Incentive Plan

The Company has an equity incentive plan, the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”) that allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. As of December 18, 2021, the Equity Incentive Plan was authorized to issue options to purchase 3,791,336 shares of Class Common Stock. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A Common Stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A Common Stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A Common Stock on the date of grant. For more details, see the Equity Incentive Plan filed as Exhibit 6.20.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets out, as of March 1, 2022, the Company’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the Company’s voting securities.

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Class A Common Stock	Gravity Holdings LLC (3)	8,655,835 shares(4)	N/A	53.33%
Class A Common Stock	Jennifer DeLonge	1,886,008 shares	N/A	11.62%
Class A Common Stock	Directors and Officers as a group	9,852,549 shares(4)	1,086,990 shares(5)	67.40	%(5)

(1) The address for all beneficial owners is c/o To The Stars Inc., 1150 Garden View Road, Box #230393, Encinitas, California 92024.

(2) Based on 13,811,907 outstanding shares of Class A Common Stock, plus 2,338,578 shares of Class A Common Stock subject to outstanding stock option grants, for a total of 16,150,485 shares of Class A Common Stock on a fully diluted basis and assuming all stock options have been exercised.

(3) The DeLonge Family Trust is the sole member of Gravity Holdings, LLC. Thomas DeLonge is the sole trustee of the DeLonge Family Trust.

(4) This amount does not include shares issuable upon conversion of a note purchased by Mr. DeLonge for consideration of $250,000 on March 8, 2022. The note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 208,333 shares of Class A Common Stock. See “Risk Factors – We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives.” See also “Interest of Management and Others in Certain Transactions.”

(5) Acquirable from the exercise of stock options granted under the Equity Incentive Plan, assuming the vesting of all of the individual owner’s options. For details regarding the Equity Incentive Plan see “Compensation of Executive Officers and Directors – Second Amended and Restated Equity Incentive Plan” and Exhibit 6.20.

(6) This percentage has been calculated based on the amount of shares each executive officer and director owns now, plus the amount that person is entitled to acquire, and assumes all outstanding stock options are vested and exercised.

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ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has elected not to be governed by Section 203 of the DGCL. Section 203 contains prohibitions from companies engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder. An interested stockholder includes owners of more than 15% of the outstanding voting stock of the Company.

Cartel Pictures – Co-Production Agreement

On March 24, 2021, the Company signed a co-production agreement with Cartel Pictures, a production, finance and distribution company owned and controlled in part by our director, Stan Spry, for the purpose of bringing together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. Stan Spry is the Founding Partner and CEO of Cartel Entertainment and Cartel Pictures and was granted 300,000 stock options exercisable for shares of the Company’s Class A Common Stock in connection with his board service. He also is eligible for consideration to receive 150,000 stock options at the discretion of the Company’s Board of Directors. For details see “Compensation of Directors and Executive Officers.”

My Products, LLC – Merchandising and Licensing Agreement with Related Party

In connection with the conversion of debt the Company owed to Mr. DeLonge into the Company’s Class A Common Stock (see “Debt with Related Party,” below), the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. We have a relationship with labels to purchase music media, like vinyl records, at wholesale. The Merchandise Agreement also does not include licensing for Love Movie LLC, which was sold to Mr. DeLonge as part of the Binding Term Sheet dated December 24, 2020, which is filed as Exhibit 6.14. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement, which has been filed as an Exhibit 6.17. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company to 27.5% from 25% as of June 1, 2021. See Exhibit 6.26.

DeLonge – Binding Term Sheet and Termination of Services Agreement

The Company entered into the Binding Term Sheet, dated December 24, 2020, under which the Company sold Love Movie LLC and its intellectual property to Thomas DeLonge, for total consideration of $525,000 comprising $125,000 and forgiveness of debt amounting to $400,000 of unpaid Minimum Royalty Guarantees under the AvA Licensing Agreement (dated April 26, 2017, and amended in a side letter dated August 29, 2020). Under this Binding Term Sheet, the Company and its wholly-owned California subsidiary, TTSM, terminated the AvA Licensing Agreement and agreed to provide Mr. DeLonge with the services of TTSM’s employees between January 1, 2021, and March 31, 2021, for a monthly fee of $15,000 for the purpose of engaging the sale, manufacture, exploitation and promotion of TTSM merchandise and media. For details, see Exhibit 6.14. On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet with Mr. DeLonge, whereby, the Company agreed to terminate the previous services agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services, Mr. DeLonge agreed to provide a capital contribution to the Company in exchange for common stock of the Company. The Company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the Company through June 30, 2021. In exchange for the capital contribution the Company will issue Mr. DeLonge 784,970 shares of its common stock at a price per share of $1.20 to be held by Gravity Holdings, LLC. See Exhibit 6.16.

20

Vivaris Debt Reduction

On June 23, 2021, the Company entered into a Payment Agreement with Vivaris Capital, LLC, (“Vivaris”) wherein, the Company terminated the Consulting Agreement and agreed that the Vivaris was owed a total of $170,000 as compensation for services rendered under the Consulting Agreement. Vivaris and the Company agreed that the Company would pay Vivaris forty thousand ($40,000) dollars as a cash payment and that the $130,000 remaining would be settled in the Company’s common stock. In exchange for the cancellation of the $130,000 remaining to Vivaris the Company issued Vivaris 108,333 shares of its common stock at a price per share of $1.20. J. Christopher Mizer, who sits on the Company’s board of directors, is a co-founder of Vivaris. See Exhibit 6.18.

Debt with Related Party

Collectively, monies due to Mr. DeLonge under related party transactions totaled $727,043 as of December 31, 2020 plus additional advances of $607,121 made by Mr. DeLonge during 2021 were converted to 1,111,804 shares of Class A common stock in connection with the June 1, 2021 Binding Term Sheet agreement mentioned above. See Exhibit 6.16.

Conversion Note Purchased by Our CEO

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A Common Stock for $250,000 consideration. The note converts into Class A Common Stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 208,333 shares of Class A Common Stock. See “Risk Factors – We expect to raise additional capital through equity offerings, potentially providing substantial discounts on shares of Class A Common Stock to large investors, and to provide employees with equity incentives.” See also Exhibit 6.25.

Issuances of the Company’s Class A Common Stock to Related Parties

On May 14, 2020, J. Christopher Mizer, who serves on the Company’s Board of Directors, was issued 100,000 shares of restricted Class A Common Stock of the Company pursuant to a subscription agreement in accordance with his Independent Director Agreement. The purchase price for the shares was $.001 per share. The stock option compensation expense recognized by the Company associated with these shares for the fiscal year ended December 31, 2020 was $416,667.

ITEM 6. OTHER INFORMATION

None.

21

ITEM 7. FINANCIAL STATEMENTS

TO THE STARS INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

December 31, 2021 and 2020

Together with

Independent Auditors’ Report

22

To The Stars Inc.

23

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

of To The Stars Inc.

Opinion

We have audited the accompanying consolidated financial statements of To The Stars Inc. and subsidiaries (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of To The Stars Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of To The Stars Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about To The Stars Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of To The Stars Inc.’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about To The Stars Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon
Newport Beach, California
May 2, 2022

F-1

TO THE STARS INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
Assets
Current assets
Cash	$102,668	$47,333
Accounts receivable, net	92,083	56,317
Inventory	102,787	108,981
Prepaid author royalties	20,401	39,015
Other current assets	43,711	6,057
Total current assets	361,650	257,703
Prepaid author royalties, net of current portion	74,514	68,342
Property and equipment, net	10,015	131,938
Media assets, net	40,366	76,079
Investments in joint ventures	109,700	-
Other assets	36,000	36,000
Total assets	$632,245	$570,062

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$143,350	$315,082
Accrued liabilities	98,567	46,658
Short-term loans and advances	-	134,158
Total current liabilities	241,917	495,898
SBA PPP loan	-	96,600
Accounts payable, long-term	-	134,000
Amounts due related party	-	209,608
Revolving line of credit due related party	-	517,435
Total long-term liabilities	-	957,643
Total liabilities	241,917	1,453,541

Commitments and contingencies (Note 5)

Stockholders’ Equity (Deficit):
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of December 31, 2021 and 2020	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 13,811,907 and 12,782,679 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,381	1,278
Class B common stock, par value $0.0001; 0 and 9,000 shares authorized as of December 31, 2021 and 2020, respectively; 0 and 5,400 shares issued and outstanding as of December 31, 2021 and 2020, respectively	-	1
Additional paid-in capital	56,886,263	55,018,808
Accumulated deficit	(56,497,316)	(55,903,566)
Total Stockholders’ Equity (Deficit)	390,328	(883,479)
Total Liabilities & Stockholders’ Equity (Deficit)	$632,245	$570,062

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

Revenues	$1,617,512	$1,499,438

Cost of revenues	867,379	785,315

Gross profit	750,133	714,123

Operating expenses:
General and administrative	494,105	566,009
Sales and marketing	382,735	637,515
Research and development	-	131,861
Stock-based compensation	403,393	3,190,209
Depreciation and amortization	51,296	124,150
Total operating expenses	1,331,529	4,649,744

Operating loss	(581,396)	(3,935,621)

Other income (expenses):
Gain on SBA PPP loan forgiveness	96,600	-
Loss on disposal of fixed assets	(106,340)	-
Interest income	3,070	-
Interest expense	(4,084)	(133,680)
Total other income (expenses)	(10,754)	(133,680)

Loss before provision for income taxes	(592,150)	(4,069,301)

Provision for income taxes	1,600	2,259

Net loss	$(593,750)	$(4,071,560)

Net loss per share: basic and diluted	$(0.04)	$(0.32)
Weighted average number of shares outstanding: basic and diluted	13,215,445	12,664,357

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2019	12,084,253	$1,208	5,400	$1	$51,040,920	$(51,832,006)	$(789,877)
Proceeds from Regulation A offering, net	88,834	9	-	-	260,911	-	260,920
Stock-based compensation	-	-	-	-	3,190,209	-	3,190,209
Transfer of assets for liabilities treated as a capital contribution	-	-	-	-	525,000	-	525,000
Proceeds from stock option exercise	609,592	61	-	-	1,768	-	1,829
Net loss	-	-	-	-	-	(4,071,560)	(4,071,560)
Balance at December 31, 2020	12,782,679	$1,278	5,400	$1	$55,018,808	$(55,903,566)	$(883,479)

Conversion of Class B common stock to Class A common stock	5,400	1	(5,400)	(1)	-	-	-
Stock-based compensation	-	-	-	-	403,393	-	403,393
Cancellation of Class A common stock	(196,310)	(20)	-	-	20	-	-
Accounts payable and amounts due to related party converted to Class A common stock	1,220,138	122	-	-	1,464,042	-	1,464,164
Net loss	-	-	-	-	-	(593,750)	(593,750)
Balance at December 31, 2021	13,811,907	$1,381	-	$-	$56,886,263	$(56,497,316)	$390,328

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(593,750)	$(4,071,560)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	15,583	62,569
Amortization	35,713	61,581
Loss on disposal of fixed assets	106,340	-
Stock-based compensation	403,393	3,190,209
Gain on forgiven SBA PPP loan	(96,600)	-
Changes in operating assets and liabilities:
Accounts receivable, net	(35,766)	25,248
Inventory	6,194	16,793
Prepaid author royalties	12,442	35,181
Other current assets	(37,654)	(1,307)
Accounts payable	(175,732)	144,219
Accrued liabilities due to related party	-	100,000
Accrued liabilities	51,909	(40,149)
Net cash used in operating activities	$(307,928)	$(477,216)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of media assets	-	(1,647)
Investments in joint ventures	(109,700)	-
Other, net	-	6,500
Net cash (used in) provided by investing activities	$(109,700)	$4,853

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Regulation A offering	-	450,964
Regulation A offering costs	-	(190,044)
Proceeds from short-term loans and advances	8,800	477,300
Repayments on short-term loans and advances	(142,958)	(583,328)
Proceeds from SBA Paycheck Protection Program	-	96,600
Proceeds from related party revolving line of credit, borrowings and advances	607,121	229,476
Repayments on related party revolving line of credit, borrowings and advances	-	(41,197)
Proceeds from stock option exercise	-	1,829
Net cash provided by financing activities	$472,963	$441,600

Increase (decrease) in cash and cash equivalents	55,335	(30,763)
Cash and cash equivalents, beginning of year	47,333	78,096
Cash and cash equivalents, end of year	$102,668	$47,333

Supplemental disclosures of cash flow information:
Cash paid for interest	$4,084	$133,680
Cash paid for income taxes	$1,600	$2,259

Noncash investing and financing activities:
Accounts payable and amounts due to related parties converted to Class A common stock:	$1,464,164	$-
Amounts due to related party contributed for asset	$-	$400,000

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

On November 30, 2021, the Company amended its name from “To The Stars Academy Of Arts and Science Inc.,” to “To The Stars Inc.” in order to better reflect the Company’s focus on entertainment.

To the Stars Inc. (which may be referred to as “TTS”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS has created an entertainment, aerospace and science consortium that inspires and collaborates with global citizens to investigate the outer edges of science and unconventional thinking in order to push human knowledge and capability forward. The Company’s headquarters are located in Encinitas, California.

To The Stars Inc. is the parent company of To The Stars Media”, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars Media has developed several branded media properties, which are included within the consolidated financial statements of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management’s Plans

The Company is still in the development stage and operates at a loss. To date revenues generated from operations have not been sufficient to fund operations. Thus, until the Company can generate sufficient cash flows to fund operations, the Company remains dependent on raising additional capital through debt and/or equity transactions.

During 2019, the Company commenced the filing of its second Regulation A offering (the “Second Offering”) to raise additional capital to fund ongoing operations. The Company could sell up to $30,000,000 of shares of Class A common stock under this Second Offering. As of December 31, 2020, the Company had raised approximately $818,000 under this Second Offering, receiving proceeds, net of offering costs, of approximately $167,200 during 2020 and $336,000 in 2019.

During 2020, the Company commenced the filing of its third Regulation A offering (the “Third Offering”) to raise additional capital to fund ongoing operations. The Company can sell up to $30,000,000 of shares of Class A common stock under this Second Offering. As of December 31, 2020, the Company has raised approximately $113,500 under this Third Offering, receiving proceeds, net of offering costs, of approximately $93,000 during 2020. The Third Offering was paused on December 18, 2020 while the Company took time to review operations. The offering terminated in September 2021. The Company qualified for a fourth Regulation A offering on March 31, 2022 and has yet to raise funds as of the date of this filing.

On December 24, 2020, the Company entered into a Binding Term Sheet by and between the Company and Thomas Delonge (“Delonge Party”) in order to restructure the Company’s debts and licensing agreements. On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet to convert all debt to equity and terminate the services agreement. The Company also entered into a new Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. (See Note 7 - Related Party Transactions – Licensing Agreements and Royalties for more information)

The Company’s majority shareholder has indicated their intention to provide additional capital if needed to the Company, although there is no commitment or an assurance that this will be provided in the future.

Currently, the Company does not have any commitments or assurances for additional capital, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

F-6

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Inc. from the date of its Inception and its subsidiary To The Stars Media for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, fair value of stock-based compensation, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of December 31, 2021 and 2020, the allowance was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Deferred Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheets. The deferred offering costs are netted against the proceeds of the offering in consolidated statements of changes in stockholders’ equity (deficit) or the related debt. There are no deferred offering costs as of December 31, 2021 or 2020.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Investments in Joint Ventures

On March 24, 2021, the Company officially signed a co-production agreement with Cartel Pictures to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. There are currently over 15 projects at various stages of development including scripted feature films, an animated full-length movie and unscripted series.

Per the co-production agreement, the parties will mutually approve all agreements for the distribution, exhibition or other exploitation of productions, as well as the identity of the licensee/network/studio/distributor. All proceeds from the distribution of productions will be split equally between TTS and Cartel, after recoupment of production costs (and any other costs incurred by either or both parties in connection with the development, production or marketing of any production).

The Company has made investments in three joint ventures with Cartel Pictures in 2021, each representing a 50% ownership. These projects are still in the development stage and as a result, there is currently no financial activity or material assets to report for these Joint Ventures beyond the initial investments listed in the financial statements.

The Company accounts for these investments using the equity method. Investments in these joint ventures for the years ended December 31, 2021 and 2020 were $109,700 and $0, respectively.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the years ended December 31, 2021 and 2020, there was no impairment of pre-publication costs.

F-7

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of December 31, 2021 and 2020, the Company had prepaid royalty advances totaling $94,915 and $107,357, respectively, in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of December 31, 2021 and 2020, the Company’s liability related to such was $0 and $11,483, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets. The Company terminated its facility lease obligation in April 2021 and therefore has no further deferred rent liability.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenue is recognized from the Company’s in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. The nature of the Company’s business allows for customers to return previously purchased goods for a return or exchange which may result in a reduction of the Company’s revenues. These sales returns have not been significant to the Company’s revenues in the accompanying financial statements.

For the years ended December 31, 2021 and 2020, all of the Company’s revenues consisted of sales of physical merchandise, and sales of music, books or other media delivered in electronic formats.

Cost of Revenues

Cost of revenues consists of payment & distribution fees, merchandise costs, shipping costs, consulting and content costs which do not meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $89,533 and $58,248 for the years ended December 31, 2021 and 2020, respectively.

F-8

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Stock-Based Compensation

The Company uses ASC 718 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Specifically, payment and distribution fees were previously reported net in Revenues but are now included in Cost of Revenues with no change to Gross Profit. The amounts were $65,172 and $46,781 for the years ended December 31, 2021 and 2020, respectively.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represented approximately 4% and 10% of total revenues for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, accounts receivable from this third-party represented 0% and 43% of accounts receivable, respectively. The loss of this third-party provider would not have a material impact on the Company’s consolidated financial statements.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

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TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party advances, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s common stock equivalents consist of common stock issuable upon the exercise of options. As of December 31, 2021 and 2020, the effect of dilutive securities was anti-dilutive and thus is not included. For the years ended December 31, 2021 and 2020, basic and diluted loss per share amounts are the same for Class A and Class B common stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the certificate of incorporation.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2021 as the Company has elected to use private company adoption standards. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The adoption is expected to have a limited impact due to the termination of the Company’s lease for its retail store and corporate headquarters in April 2021.

The FASB Board issues ASU’s to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at December 31, 2021 and 2020:

	2021	2020
Furniture and fixtures	$25,274	$51,282
Machinery and equipment	159,489	176,576
Leasehold improvements	-	372,537
Total property and equipment	184,763	600,395
Less accumulated depreciation	(174,748)	(468,457)
	$10,015	$131,938

Depreciation expense for the years ended December 31, 2021 and 2020 was $15,583 and $62,569, respectively.

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TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Media assets consisted of the following at December 31, 2021 and 2020:

	2021	2020
Music	$322,576	$322,576
Books and other media	385,156	385,156
Website development and content	182,082	182,082
Total media assets	889,814	889,814
Less accumulated amortization	(849,448)	(813,735)
	$40,366	$76,079

Future estimated amortization expense for the years ending December 31, 2022 are $26,320; 2023 are $11,770; 2024 are $2,276; and $0 for 2025 and 2026. Amortization expense for the years ended December 31, 2021 and 2020 was $35,713 and $61,581, respectively.

NOTE 4 – BORROWINGS

Short-term Loans and Advances

During the years ended December 31, 2021 and 2020, the Company obtained several short-term merchant loans, which totaled $8,800 and $477,300, respectively, from several lenders used to fund operations. These loans included origination fees and interest expense totaling $4,908 and $69,532, for the years ended December 31, 2021 and 2020, respectively. Average annual interest on these loans were 0% and 26.7% for the years ended December 31, 2021 and 2020, respectively. These loans were, for the most part, secured by expected future sales transactions of the Company. During the years ended December 31, 2021 and 2020, the Company made payments of the origination fees, interest and loan principal totaling $147,866 and $652,859, respectively. At December 31, 2021 and 2020, the amounts owed under these arrangements were $0 and $134,158, respectively. These loans contain various financial and non-financial covenants. As of December 31, 2021 and 2020, the Company was in compliance with these covenants.

Long-Term Loans

On April 15, 2020, the Company received loan proceeds in the amount of $96,600, pursuant to the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act’) enacted March 27, 2020. Under the terms of the loan, the SBA could grant forgiveness of the loan. The Company requested and received forgiveness of the loan on June 4, 2021.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As of December 31, 2021 and 2020, except as previously disclosed, there was no pending or threatened litigation.

Leases

On December 2, 2015, the Company entered into a lease agreement for its corporate office in Encinitas, California. The lease was for 108 months through August 2024 with monthly lease payments ranging from $5,150 to $7,508. The lease commenced September 1, 2015 and the Company received the first three months rent-free. The Company and landlord agreed to an early termination of its lease in February 2021 and has no further obligations on the lease thereafter. The Company recorded a loss of $106,340 on the termination due to abandoned leasehold improvements and furnishings, net of accumulated depreciation.

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TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Rent expense was $19,001 and $52,298 for each of the years ended December 31, 2021 and 2020, respectively.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company’s acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 6 – STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of December 31, 2021 and 2020.

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of December 31, 2021 and 2020, there were 13,811,907 and 12,782,679 shares of Class A common stock outstanding, respectively.

During May 2019, the Company entered a subscription agreement with two individuals, a board member and an advisor of the Company, committing to issue 300,000 shares each, 600,000 shares in total of Class A common stock in the form of restricted stock. Each individual received 100,000 shares each on three closing dates in May 2019, November 2019 and May 2020. Stock compensation expense for this restricted stock was $0 and $833,333 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, total unrecognized stock compensation expense related to this restricted stock was $0.

During the year ended December 31, 2021, 196,310 shares of Class A common stock that had been previously rescinded were formally cancelled. As the financial impacts of this recission were fully recorded in previous periods, the only impact during the year ended December 31, 2021 was the removal of the cancelled shares and the related par value.

See note 7 for additional stock issuances.

The Company was previously authorized to issue 9,000 shares of Class B common stock. The Class B common stock had specific voting rights which required the majority of the Class B common stockholders’ affirmative vote on items such as amendments to certificate of incorporation, bylaws, authorized shares, change in control, sale of debt or equity, etc. The Class B common stock were converted into Class A common stock on a one for one basis on February 26, 2021. On April 9, 2021 the Company amended its Articles of Incorporation, wherein, the Company removed the Class B Common Stock. As of December 31, 2021 and 2020, there were 0 and 5,400 shares, respectively, of Class B common stock outstanding.

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TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Contributed Capital

During the year ended December 31, 2020, the Company’s majority shareholder contributed additional paid in capital of $525,000 by transferring assets for liabilities treated as a capital contribution.

Regulation A Offerings

During 2019, the Company commenced the filing of its second Regulation A offering (the “Second Offering”) to raise additional capital to fund ongoing operations. The Company could sell up to $30,000,000 of shares of Class A common stock under this Second Offering. As of December 31, 2021, the Company had raised approximately $818,000 under this Second Offering, receiving proceeds, net of offering costs, of approximately $167,200 during 2020 and $336,000 in 2019.

During 2020, the Company commenced the filing of its third Regulation A offering (the “Third Offering”) to raise additional capital to fund ongoing operations. The Company can sell up to $30,000,000 of shares of Class A common stock under this Second Offering. As of December 31, 2020, the Company has raised approximately $113,500 under this Third Offering, receiving proceeds, net of offering costs, of approximately $93,000 during 2020. The Third Offering was paused on December 18, 2020 while the Company took time to review operations. The offering terminated in September 2021. The Company commenced a fourth Regulation A offering on March 31, 2022.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Original Plan”). Under the terms of the Original Plan, the Company was authorized to issue 17,500,000 shares of Class A common stock. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to reduce the maximum number of shares of common stock reserved for issuance under the Original Plan to 2,518,514 shares. This was again amended twice during the year ended December 31, 2021 to increase the number of shares of common stock reserved for issuance under the plan to 3,043,556 and then to 3,791,336 through the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”).

The Equity Incentive Plan allows the board of directors, or a committee thereof, to grant awards consisting of stock options, stock awards, and restricted stock units to employees, non-employee members of the board of directors of the Company or its affiliates, and consultants and other independent advisors who provide services the Company or its affiliates. The exercise price of the options issued under the Plan shall not be less than 100% of the fair market value of the Company’s Class A common stock on the date of grant. If an option grant is made to an employee that also holds 10% or more of the Company’s outstanding Class A common stock, then the exercise price of the option shall be no less than 110% of the fair market value of the Class A common stock on the date of grant.

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TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

During the year ended December 31, 2020, the Company granted stock options to purchase 156,780 shares of Class A common stock, of which 62,054 vested immediately upon issuance. The remainder vest over a period of 36 months. Also during the year ended December 31, 2020, unexercised stock options to purchase 210,162 shares of Class A were forfeited as a result of termination of services and expiration.

During the year ended December 31, 2021, the Company granted stock options to purchase 361,000 shares of Class A common stock, of which 62,054 vested immediately upon issuance. The remainder vest over a period of 36 months. The fair values of options granted were $0 and $268,483 in the years ended December 31, 2020 and 2021, respectively.

As of December 31, 2021, there were 531,730 shares available for issuance under the Equity Incentive Plan.

During the years ended December 31, 2021 and 2020, the Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	6.50
Risk-free interest rate	0.27-0.49%
Expected volatility	75.0%
Annual dividend yield	0.0%

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

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TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average	Weighted Average Remaining
	Number of	Exercise	Contractual
	Shares	Price	Term
Outstanding at December 31, 2019	2,640,552	$0.003	8.6
Granted	156,780	0.003
Exercised	(609,592)	0.003
Rescinded and Relinquished	(210,162)	0.003
Outstanding at December 31, 2020	1,977,578	$0.003	7.2
Granted	361,000	1.832
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2021	2,338,578	$0.285	6.4

Exercisable at December 31, 2021	2,061,159	$0.074	6.7

During the years ended December 31, 2021 and 2020, the Company recognized $403,393 and $2,356,876, respectively, of stock compensation expense related to stock options. The fair value of options granted were $268,483 an $0 in the years ended December 31, 2021 and 2020, respectively. Future stock option compensation expense related to these options to be recognized during the years ending December 31, 2022 and 2023 is expected to be $271,484 and $73,404, respectively, which represents a weighted average remaining vesting period of 23 months. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

NOTE 7 – RELATED PARTY TRANSACTIONS

On April 7, 2021 Vivaris Capital, of which board member Chris Mizer is a co-founder, converted $130,000 of long term-accounts payable for 108,334 shares of the Company’s Class A Common Stock at $1.20 per share.

On March 24, 2021, the Company signed a co-production agreement with Cartel Pictures, a production, finance and distribution company owned and controlled in part by our director, Stan Spry, for the purpose of bringing together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Stan Spry’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. Stan Spry is the Founding Partner and CEO of Cartel Entertainment and Cartel Pictures and was granted 300,000 stock options exercisable for shares of the Company’s Class A common stock in connection with his board service. He also is eligible for consideration to receive 150,000 stock options at the discretion of the Company’s Board of Directors.

Line of Credit

During 2018, the Company entered into a revolving line of credit agreement (“Line of Credit”) with Tom DeLonge, evidenced by a secured promissory note (“2018 Note”) from the Company to Mr. DeLonge, which matured on December 31, 2019, the end of the borrowing term (“Borrowing Term”). The Line of Credit allowed the Company to borrow funds up to a total amount of $495,000 on a revolving basis at 8.58% per annum. The 2018 Note required minimum monthly payments of principal and interest during the Borrowing Term and is secured by certain intellectual property rights of the Company. The Company had been utilizing this Line of Credit during the Borrowing Term as a source of additional operating funds for working capital needs.

In January 2020, Mr. DeLonge agreed to extend the repayment terms of the Note until it is paid in full (“Repayment Period”). Effective January 1, 2020, Mr. DeLonge also agreed to reduce the interest rate on the Note to 2.95% per annum. During the Repayment Period which commenced on June 1, 2020, the Company is required to make minimum monthly payments of $4,000, which will be applied first to any accrued interest owing and then to principal amounts outstanding. As of December 31, 2020, the Company had made $24,000 in the monthly payments to the creditor.

As of December 31, 2020, the Company had outstanding borrowings and accrued interest owing under the Line of Credit in the amount of $517,435 and $52,364, respectively. This total balance owed under the Line of Credit of $569,799 was converted to shares of Class A common stock in connection with the June 1, 2021 Amendment to the Binding Term Sheet discussed under Licensing Agreements and Royalties below.

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TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Advances and Loan

On March 31, 2019, the Company and Mr. DeLonge entered into a loan agreement (the “Loan”) whereby Mr. DeLonge agreed to lend an additional $30,215 to the Company in addition to the $69,785 in Advances then owed for a total Loan amount of $100,000; as well as to memorialize the terms of conditions of the Loan, including repayment. The Loan bore interest at 6% per annum beginning March 31, 2019 and full repayment of the principal and any accrued interest owed under the Loan was required by December 31, 2020. As of December 31, 2020, amounts due under this loan were $157,244.

Collectively, monies due to Mr. DeLonge under related party transactions totaled $727,043 as of December 31, 2020. This balance plus additional advances of $607,121 made by Mr. DeLonge during 2021 were converted to shares of Class A common stock in connection with the June 1, 2021 Amendment to the Binding Term Sheet discussed under Licensing Agreements and Royalties below.

Licensing Agreement and Royalties

On April 26, 2017, the Company entered into a Licensing Agreement with Thomas DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Entities”), memorializing a verbal license the DeLonge Entities had with the Company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves. Under the terms of this Agreement, the Company was obligated to pay the DeLonge Entities a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year. The royalties due the DeLonge Entities under this Agreement for the year ended December 31, 2020 was the minimum guarantee amount of $100,000 and was recorded by the Company as a cost of revenues. The total of $400,000 accumulated royalties earned by and due the DeLonge Entities for sales through December 2020 had not been paid.

F-16

TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

On December 24, 2020, the Company entered into the Binding Term Sheet under which the Company sold Love Movie LLC and its intellectual property to Thomas DeLonge for total consideration of $525,000 comprising $125,000 cash payment and forgiveness of debt amounting to $400,000 of unpaid Minimum Royalty Guarantees under the AvA Licensing Agreement discussed above. Under this Binding Term Sheet, the Company and its wholly-owned California subsidiary, TTSM, terminated the AvA Licensing Agreement and agreed to provide Mr. DeLonge with the services of TTSM’s employees between January 1, 2021 and March 31, 2021, for a monthly fee of $15,000 for the purpose of engaging the sale, manufacture, exploitation and promotion of TTSM merchandise and media. The Company has accounted for the $525,000 purchase price as the transfer of an asset for liabilities for which has been recorded within additional paid-in capital.

On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet with Mr. DeLonge, whereby, the Company agreed to terminate the previous services agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services, Mr. DeLonge agreed to provide a capital contribution to the Company in exchange for common stock of the Company. The Company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the Company through June 30, 2021. In exchange for the capital contribution the Company agreed to issue Mr. DeLonge 784,970 shares of its Class A common stock at a price per share of $1.20, which was determined to be the fair value of the Company’s Class A common stock by a 409A valuation performed during the year ended December 31, 2021. In connection with this agreement, additional advances totaling $392,200 made by Mr. DeLonge to the Company through December 31, 2021 were also converted to 326,834 shares of Class A common stock at the price per share of $1.20.

My Products, LLC – Merchandising and Licensing Agreement with Related Party

In connection with the conversion of debt discussed above, the Company owed to Mr. DeLonge into the Company’s Class A Common Stock, the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. The Company has a relationship with record labels to purchase music media, like vinyl records, at wholesale. The Merchandise Agreement also does not include licensing for Love Movie LLC, which was sold to Mr. DeLonge as part of the Binding Term Sheet dated December 24, 2020. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company to 27.5% from 25% as of June 1, 2021.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2021	2020
Current tax provision:
Federal	$-	$-
State	1,600	1,600
Total	1,600	1,600

Deferred tax provision:
Federal	(36,881)	(186,365)
State	(11,106)	(51,909)
Total	(47,987)	(238,274)
Valuation allowance	47,987	238,274
Total provision for income taxes	$1,600	$1,600

F-17

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2021	2020
Federal tax. Benefit at statutory rate	21.0%	21.0%
Permanent differences:
State taxes, net of federal benefit	1.3%	1.4%
Stock based compensation	(14.2)%	(15.7)%
Temporary differences:
Change in valuation allowance	(8.1)%	(6.7)%
Total provision for income taxes	0.0%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2021	2020
Current:
Accruals and other	$8,556	$8,617

Noncurrent:
Net operating loss carryforwards	1,409,301	1,361,253
Valuation allowance	(1,417,857)	(1,369,870)
Net deferred tax asset	$-	$-

At December 31, 2021, the Company had net operating loss carry forwards of approximately $5,242,252 that may be offset against future taxable income through 2038. Net operating losses after 2017 for Federal purposes are unlimited. The difference between the Company’s tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any tax authorities.

The Company’s evaluation on December 31, 2021, revealed no uncertain tax positions that would have a material  impact on the financial statements. The 2018 through 2021 tax years remain subject to examination by the IRS and the State of California. The Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

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TO THE STARS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 9 – SUBSEQUENT EVENTS

On February 15, 2022, the Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), as broker-dealer of record, to perform broker-dealer, administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Dalmore will receive a 1% commission, a one-time advance payment for out-of-pocket expenses equal to $5,000, and a consulting fee of $20,000, payable by the Company to Dalmore.

On February 27, 2022, the Company entered into a consulting agreement with Exchange Listing, LLC (“Exchange Listing”), under which Exchange Listing will provide advisory and capital market services with the goal of enabling the Company to list its securities on the Nasdaq or NYSE (the “Advisory Agreement”). The Advisory Agreement compensates Exchange Listing, in part, with the sale of the Company’s Class A Common Stock in an amount equivalent to 255,654 shares, or 2% of the outstanding shares, for par value price of $0.001 per share, for a total purchase price of $256. The Advisory Agreement includes an anti-dilution provision in the form of a gross up feature such that effectively for every 100 shares sold in this Offering, the consultant will receive two shares for no additional consideration. Further, this gross-up feature applies to the exercise of stock options and shares sold in any offering. Additionally, the agreement entails a right of participation such that the Company is required to offer the consultant the option to purchase 25% of the total amount of the Company’s Class A common stock on the same terms and conditions being offered in a public offering financing, which excludes private and exempt offerings. In the event the Company’s securities are not listed on Nasdaq or the NYSE by January 19, 2024, all Class A common stock will be returned to the Company. The consultant was also given warrants to purchase 250,000 shares of the Company’s Class A Common Stock at an exercise price of $2.00 per share for a period of five years. The Advisory Agreement will terminate upon the Company’s securities being listed for trading on Nasdaq or NYSE, or unless the parties otherwise extend or terminate the agreement.

On March 8, 2022, Mr. DeLonge purchased a note that converts to Class A common stock for $250,000 consideration. The note converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 208,333 shares of Class A common stock.

The Company has evaluated subsequent events that occurred after December 31, 2021 through May 2, 2022, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

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ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation (2)
2.4	Amended and Restated Bylaws (2)
2.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated July 1, 2020 (3)
2.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated April 9, 2021 (4)
2.7	Amendment to Bylaws (5)
2.8	Amendment to Amended and Restated Certificate of Incorporation dated December 7, 2021 (13)
3.1	Stockholders Agreement(1)
4.1	Form of Subscription Agreement governing first Regulation A offering from September 29, 2017 to September 29, 2018 (1)
4.2	Form of Subscription Agreement governing second Regulation A offering from July 12, 2019 to March 29, 2020 (6)
4.3	Form of Subscription Agreement governing second Regulation A offering from March 30, 2019 to July 12, 2020 (7)
4.4	Form of Subscription Agreement governing third Regulation A offering (8)
6.1	2017 Stock Incentive Plan (1)
6.2	Notice of Grant of Stock Option (1)
6.3	Lock-Up Agreement (1)
6.4	Materials Study – Set A Program Statement of Work (9)
6.5	Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019 (10)
6.6	Rescission and Relinquishment Agreement (Options) dated April 18, 2019 (10)
6.7	Amended and Restated 2017 Stock Incentive Plan (10)
6.8	Independent Director Agreement dated May 14, 2019 (2)
6.9	Subscription Agreement dated May 14, 2019 (2)
6.10	Asset Purchase Agreement dated July 15, 2019 (11)
6.11	Cooperative Marketing Agreement dated July 11, 2019 (12)
6.12	Addendum to Cooperative Marketing Agreement dated April 15, 2020 (12)
6.13	Cooperative Research and Development Agreement dated October 10, 2019 (12)
6.14	Binding Term Sheet dated December 24, 2020 (4)
6.15	Cartel Co-Production Agreement dated March 29, 2021 (13)*
6.16	Amendment to Binding Term Sheet dated August 18, 2021 (13)
6.17	Merchandise Agreement dated June 1, 2021 (13)
6.18	Vivaris Capital Debt Payment Agreement dated June 23, 2021 (13)
6.19	Independent Director Agreement Amended and Restated dated January 1, 2021 (13) *
6.20	Second Amended and Restated 2017 Equity Incentive Plan (13)
6.21	Exchange Listing, LLC Consulting Agreement (13)*
6.22	Exchange Listing, LLC Stock Purchase Agreement (13)
6.23	Exchange Listing, LLC Warrant Agreement (13)*
6.24	Independent Director Agreement (June 14, 2021) (13)
6.25	Convertible Note (13)
6.26	Amendment to Merchandise Agreement dated December 21, 2021 (13)

(1) Incorporated by reference from the Company’s Form 1-A filed with the SEC July 10, 2017.

(2) Incorporated by reference from the Company’s Form 1-A on June 3, 2019.

(3) Incorporated by reference from the Company’s Form 1-U filed July 14, 2020.

(4) Incorporated by reference from the Company’s Form 1-K filed April 30, 2021.

(5) Incorporated by reference from the Company’s Form 1-U filed October 15, 2020.

(6) Incorporated by reference from the Company’s Form 1-A filed February 12, 2019.

(7) Incorporated by reference from the Company’s Form 1-U filed April 1, 2020.

(8) Incorporated by reference from the Company’s Form 1-A filed June 23, 2020.

(9) Incorporated by reference from the Company’s Form 1-SA filed September 26, 2018.

(10) Incorporated by reference from the Company’s Form 1-K filed April 30, 2019.

(11) Incorporated by reference from the Company’s Form 1-SA filed September 27, 2019.

(12) Incorporated by reference from the Company’s Form 1-A filed August 3, 2020.

(13) Incorporated by reference from the Company’s Form 1-A filed March 16, 2022.

* Portions of the exhibit have been omitted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Encinitas, State of California, on May 2, 2022.

TO THE STARS INC.

/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge,
Director, Chief Executive Officer, and President
Date: May 2, 2022

/s/ Louis Tommasino
Louis Tommasino,
Chief Financial Officer and Principal Accounting Officer
Date: May 2, 2022

/s/ James Semivan
James Semivan,
Director
Date: May 2, 2022

/s/ Stan Spry
Stan Spry
Director
Date: May 2, 2022

/s/ J. Christopher Mizer
J. Christopher Mizer,
Director
Date: May 2, 2022

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